UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended September 30, 2001





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)


ITEM 1 - ORGANIZATION CHART

  Name of      Energy or gas                                       Percentage of
 reporting    related company        Date of          State of        voting
  company                         organization      organization  securities held   Nature of business

Entergy       Energy  related  November 3, 1997       Delaware        a 100%       Holding company
Holdings,     business                                                 owned       investing in
Inc. (EHI)                                                         subsidiary of   miscellaneous energy
                                                                      Entergy      related companies.
                                                                    Corporation

Entergy       Energy  related  January 28, 1999       Delaware        a 100%       Production, sale,
Thermal, LLC  business                                                 owned       and distribution of
(Entergy                                                           subsidiary of   thermal energy
Thermal)                                                                EHI        products.

Entergy       Energy  related  January 28, 1999       Delaware        a 100%       Energy management
Business      business                                                 owned       services.
Solutions,                                                         subsidiary of
LLC (EBS)                                                               EHI

Entergy       Energy  related  February 25, 1999       Delaware       a 100%       Holding company
Power         business                                                 owned       investing in
Holdings USA                                                       subsidiary of   qualifying
Corporation                                                           Entergy      facilities.
(EPH)                                                               Corporation

Entergy       Energy  related  February 25, 1999      Delaware     a 100% owned    Development and
Power RS      business                                             subsidiary of   ownership of
Corporation                                                             EPH        qualifying
(EPRS)                                                                             facilities.

Entergy       Energy  related  June 15, 2000          Delaware     a 100% owned    Holding company
Power Gas     business                                             subsidiary of   investing in energy
Holdings                                                              Entergy      commodity brokering
Corporation                                                         Corporation    and related
(EPGHC)                                                                            services.

Entergy       Energy  related  June 20, 2000          Delaware      a 80% owned    Holding company
Power Gas     business                                             subsidiary of   investing in energy
Operations                                                             EPGHC       commodity brokering
Corporation                                                                        and related
(EPGOC)                                                                            services.

Highland      Energy  related  September 24, 1987      Texas         a 93.75%      Energy commodity
Energy        business                                                 owned       brokering and
Company                                                            subsidiary of   related services.
(Highland)                                                             EPGOC


ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of      Energy or gas                                       Percentage of
 reporting    related company        Date of          State of        voting
  company                         organization      organization  securities held   Nature of business
TLG           Energy  related  December 30, 1986    Connecticut       a 100%       Provide field
Services,     business                                                 owned       services for the
Inc. (TLG)                                                         subsidiary of   decommissioning of
                                                                      Entergy      fossil and nuclear
                                                                   Nuclear, Inc.   plants

Entergy       Energy  related  August 30, 2000         Texas       a 99% limited   Provide competitive
Solutions     business                                                partner      energy service and
LTD (ESLTD)                                                        interest held   electric sales
                                                                    by Entergy
                                                                  Retail Holding
                                                                   Company and a
                                                                    1% general
                                                                      partner
                                                                   interest held
                                                                    by Entergy
                                                                   Retail Texas,
                                                                       Inc.

Entergy-Koch  Energy  related  January 25, 2001       Delaware    a 49.5% limited  Energy marketing and
Trading, LP   business                                                partner      brokering.
(EKTLP)                                                           interest and a
                                                                   0.5% general
                                                                      partner
                                                                   interest, in
                                                                     each case
                                                                  indirectly held
                                                                    by Entergy
                                                                       Power
                                                                   International
                                                                   Holding Corp.

EWO GP LLC    Energy  related  October 30, 2000       Delaware     a 100% owned    Holding company
(EWO)         business                                             subsidiary of   investing in energy
                                                                   EWO Marketing   commodity brokering
                                                                   Holding, LLC    and related
                                                                                   services.



ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of      Energy or gas                                       Percentage of
 reporting    related company        Date of          State of        voting
  company                         organization      organization  securities held   Nature of business

EWO           Energy  related  October 30, 2000       Delaware     a 99% limited   Energy marketing and
Marketing,    business                                                partner      brokering.
L.P. (EWOM)                                                        interest held
                                                                      by EWO
                                                                     Marketing
                                                                   Holding, LLC
                                                                     and a 1%
                                                                  general partner
                                                                   interest held
                                                                   by EWO GP LLC

Entergy       Energy  related  March 5, 2001           Texas       a 99% limited   Price-to-Beat retail
Solutions     business                                                partner      electric provider
Select Ltd.                                                        interest held
(ESSL)                                                            by Entergy PTB
                                                                  Holding Company
                                                                     and a 1%
                                                                  general partner
                                                                   interest held
                                                                    by Entergy
                                                                    Select LLC

Entergy       Energy  related  June 5, 2001            Texas       a 99% limited   Provider of Last
Solutions     business                                                partner      Resort retail
Essentials                                                         interest held   electric provider
Ltd. (ESEL)                                                       by Entergy PTB
                                                                  Holding Company
                                                                     and a 1%
                                                                  general partner
                                                                   interest held
                                                                    by Entergy
                                                                    Select LLC

Entergy       Energy  related  July 16, 2001          Delaware        a 100%       Production, sale,
Thermal-UNO,  business                                                 owned       and distribution of
LLC                                                                subsidiary of   thermal energy
(Entergy                                                              Entergy      products.
Thermal-UNO)                                                        Corporation
(new)


EHI Activities
      During the quarterly period ended September 30, 2001, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During the quarterly period ended September 30, 2001, Entergy Thermal operated a district cooling and heating system in New Orleans, Louisiana.

EBS Activities
      During the quarterly period ended September 30, 2001, EBS was inactive, but in the future intends to engage in energy management services.

EPH Activities
      During  the quarterly period ended September 30, 2001,  EPH acted  as a holding company with respect to Entergy's investments
in   "qualifying  facilities"  (QFs)  under  the  Public  Utility
Regulatory Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended September 30, 2001, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate, a 500 MW cogeneration facility in Louisiana which is a QF under PURPA.

EPGHC Activities
      During the quarterly period ended September 30, 2001, EPGH acted as a holding company for investing in energy commodity brokering and related services.

EPGOC Activities
      During the quarterly period ended September 30, 2001, EPGOC acted as a holding company for investing in energy commodity brokering and related services.

Highland Activities
      During the quarterly period ended September 30, 2001, Highland engaged in the business of energy commodity brokering and related services.

TLG Activities
      During the quarterly period ended September 30, 2001, TLG provided field services in decontamination, decommissioning, radiological health and safety, industrial safety, radiological and hazardous/toxic waste management and disposal. Revenues during the quarterly period ended September 30, 2001 were immaterial.

ESLTD Activities
      During the quarterly period ended September 30, 2001, ESLTD was in its formative stage and in the future intends to engage in providing competitive energy service and electric sales.

EKTLP Activities
     EKTLP was formed effective January 31, 2001 through a merger with EPMC. During the quarterly period ended September 30, 2001, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWO Activities
      During the quarterly period ended September 30, 2001, EWO acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended September 30, 2001, EWOM engaged in the business of managing the electric generation assets of affiliates and third party customers as well as fulfilling the electric energy needs of third party customers under long term contracts. The third party customers are principally electric and municipal cooperatives.

ESSL Activities
      During the quarterly period ended September 30, 2001, ESSL was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESEL Activities
      During the quarterly period ended September 30, 2001, ESEL was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities
      During the quarterly period ended September 30, 2001, Entergy Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.


ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

 Company    Type of   Principal   Issue   Cost of     Person to    Collateral  Consideration
 issuing   security   amount of    or     capital   whom security  given with  received for
security    issued    security   renewal             was issued     security   each security
 Entergy    Member       N/A      Issue     N/A        Entergy        N/A       $1,000
Thermal-   Interest                                  Corporation
UNO, LLC


 Company contributing capital   Company receiving capital     Amount of capital
                                                                contribution

  Entergy Power Holdings USA         Entergy Power RS           $1,169,428
         Corporation                   Corporation

    Entergy Nuclear, Inc.           TLG Services, Inc.          $   78,299

Entergy Retail Holding Company    Entergy Solutions LTD         $2,475,000

  Entergy Retail Texas, Inc.      Entergy Solutions LTD         $   45,000

 Entergy PTB Holding Company     Entergy Solutions Select       $  990,000
                                           Ltd.

      Entergy Select LLC         Entergy Solutions Select       $   10,000
                                           Ltd.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting   Associate
 company     company     Types of      Direct    Indirect               Total
rendering   receiving    services      costs       costs    Cost of     amount
 services   services     rendered     charged     charged   capital     billed
   EHI         EBS     Professional   $30,672       -0-       N/A      $30,672
                       services and
                       back office
                         support

   EHI       Entergy     Same as      $48,234       -0-       N/A      $48,234
             Thermal      above


Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies


 Associate   Reporting
  company     company     Types of      Direct   Indirect               Total
 rendering   receiving    services      costs      costs    Cost of     amount
 services    services     rendered     charged    charged   capital     billed
    EEI         EHI     Professional   $    7,320  $-0-       N/A     $    7,320
                        services and
                         back office
                           support


    EEI       Entergy   Same as above  $  256,337  $-0-       N/A     $  256,337
              Thermal


    EEI         EBS     Same as above  $   16,172  $-0-       N/A     $   16,172


    EEI        EPRS     Same as above  $1,028,033  $-0-       N/A     $1,028,033


    EEI        EPGOC    Same as above  $  335,511  $-0-       N/A     $  335,511


    EEI        ESLTD    Same as above  $1,245,824  $-0-       N/A     $1,245,824


    EEI        EWOM     Same as above  $  921,239  $-0-       N/A     $  921,239


    EEI         TLG     Same as above  $   50,622  $-0-       N/A     $   50,622

Part II - Transactions Performed by Associate Companies on Behalf
               of Reporting Companies - Continued

Associate   Reporting
 company     company     Types of     Direct    Indirect                Total
rendering   receiving    services      costs      costs     Cost of    amount
 services    services    rendered     charged    charged    capital    billed
 Entergy      ESLTD     Same as      $  669,242   $-0-        N/A     $  669,242
Solutions               above
Management
 Services
   LLC

 Entergy       ESSL     Same as      $1,042,099   $-0-        N/A     $1,042,099
Solutions               above.
Management
 Services
   LLC

 Entergy      ESLTD     Same as      $  378,461   $-0-        N/A     $  378,461
Solutions               above
  Supply
   LTD.

 Entergy       ESSL     Same as      $1,395,570   $-0-        N/A     $1,395,570
Solutions               above
  Supply
   LTD.

 Entergy       TLG      Same as      $  790,231   $-0-        N/A     $  790,231
 Nuclear                above
Operations
  , Inc.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of September 30, 2001            $15,320,371,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)      2,298,055,650    Line 2
  Greater of $50 million or line 2                                        2,298,055,650    Line 3

  Total current aggregate investment:
     Energy marketing and brokering (EPGHC, EPGOC, Highland, ESLTD,         459,045,565
       EKTLP, EWO, EWOM, ESSL, and ESEL)
     Energy related technical and similar services (EHI, Entergy             65,358,121
       Thermal, EBS, TLG and Entergy Thermal-UNO)
   Development and ownership of QFs (EPH and EPRS)                            1,171,428
                                                                         --------------
      Total current aggregate investment*                                   525,575,114    Line 4
                                                                         --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                              $1,772,480,536    Line 5
                                                                         ==============


ITEM 5 - OTHER INVESTMENTS

Major line of energy- Other investment   Other investment     Reason for
  related business     in last U-9C-3     in this U-9C-3    difference in
                           report             report       other investment
        N/A                  -0-               -0-               N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits

     1. Certificate of filing of Form U-9C-3 for the 2nd Quarter of 2001 with interested state commissions and municipal regulator.


                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:   /s/ Nathan E. Langston
                                        Nathan E. Langston
                                  Senior Vice President and Chief
                                        Accounting Officer


Dated:  November 28, 2001